SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                            ALLNETSERVICES.COM CORP.
         3650 Coral Ridge Drive, Suite 101,Coral Springs, Florida 33065
                                  954.346.7575

State of Incorporation:  Florida                               EIN # 65-0755455

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under section 12 (g) of the Act:

Common Stock

                                TABLE OF CONTENTS


PART I
------
ITEM 1.   DESCRIPTION OF BUSINESS................................................................................2

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR
               PLAN OF OPERATION.................................................................................8

ITEM 3.   DESCRIPTION OF PROPERTY...............................................................................12

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT............................................................................12

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
               AND CONTROL PERSONS..............................................................................13

ITEM 6.   EXECUTIVE COMPENSATION................................................................................13

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
               TRANSACTIONS.....................................................................................14

ITEM 8.   DESCRIPTION OF SECURITIES.............................................................................15

PART II
-------

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS..............................................................................16

ITEM 2.   LEGAL PROCEEDINGS.....................................................................................16

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE..............................................................16

ITEM 4.   RECENT SALE OF UNREGISTERED SECURITIES................................................................18

PART F/S........................................................................................................20
--------

PART III
--------

ITEMS 1. & 2.   INDEX TO AND DESCRIPTION OF EXHIBITS............................................................42

SIGNATURES......................................................................................................42


                  NOTE REGARDING FORWARD-LOOKING STATEMENTS

                  Certain matters discussed in this Registration Statement on Form 10SB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report.

PART I
------

ITEM 1 - DESCRIPTION OF BUSINESS:
---------------------------------

         AllnetServices.com Corp. a Florida corporation (the "Company") is in the business of Internet sales. The Company became operational in April 1997, and is headquartered at 3650 Coral Ridge Drive, Suite 101, Coral Springs, FL 33065.

         The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this is that the Company wants to maintain its listing for its common stock on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to maintain such a listing on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Exchange Act of 1934.

History:
--------

         The Company started with two distinct revenue generating operations; the sales and marketing of high-end copier parts and an interactive on-line auction site on the World Wide Web for the purpose of auctioning new, refurbished and close-out computer hardware and software products. Sales attributed to the Internet accounted for 14% of the total revenues for the year ending December 31,1997. During the course of 1998, sales attributed to the Internet increased to 35% of the total revenues for the year ending December 31, 1998. This increase in revenues related to the Internet in 1998 is due to the launching of several new e-commerce web sites, and the Company offering web site design and development services. Subsequent to

November 1998, the Company was no longer involved in its high-end copier part sales due to the restructuring of its largest customer and decreased demand for these parts.

Business:
---------

         The Company now focuses its efforts on the on-line marketing and distribution of a broad range of products and services at wholesale prices to both consumer and trade customers and offers Internet-related services to businesses and end-users. The growth of the Internet and its emergence as an effective new sales medium, combined with consumer enthusiasm generated by the Company's interactive auction format, e-commerce shopping sites and Internet services, creates a significant business opportunity. The Company intends to leverage its position as an Internet retailer of new, refurbished and close-out merchandise by enhancing its brand recognition, continuing to provide a compelling shopping experience, developing incremental revenue opportunities and building on its technology. E-commerce is defined as electronic commerce, or the sale of goods and services on-line via the World Wide Web.

         There are many factors that could affect the success of the Company. To the extent that our marketing efforts do not result in significantly higher net sales, we will be materially adversely affected. The Company must continue to develop sources for price competitive product in the refurbished marketplace. If we are unable to accomplish that task, we will be adversely affected. Also, we could expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may affect our operating results include the availability of competitive products for resale, success of joint ventures, mix of product sales and the ability to attract and maintain high quality sales, marketing and technology staff.

         In its early stages of development, the Company spent seven months designing proprietary, fully scalable systems architecture for the Internet shopping marketplace. The Company's system is designed to fully integrate all aspects of retail transaction processing including order placement, secure payment verification, inventory control, order fulfillment and vendor invoicing in one seamless and automated process. The Company believes that the principal competitive factors in its market are price, speed of fulfillment, wide selection, personalized services, ease of use, 24-hour accessibility, convenience, reliability, and quality of editorial and other site content. The Company has developed a creative auction format and e-tailing experience on the Web that combines a highly automated infrastructure with a user-friendly interface designed to enhance the convenience and ease of online shopping. E-tailing is a term used to describe electronic retailing, or sales of goods via the World Wide Web. The Company currently has eleven full time employees.

         If the Company cannot maintain its current technology systems and upgrade to keep up with technology changes, and develop our systems and infrastructure, this could adversely affect the results of operations. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to deliberately exceed the capacity of our systems and similar disruptions. Any of these events could lead to interruptions or delays in service, loss of data or the inability to accept and confirm customer orders. The occurrence of technical or communications failures, systems downtime and Internet disruptions could also adversely affect the Company's ability to service customers and process orders. The Company has not experienced any serious complications relating to its servers or web sites to date, but there can be no assurance these events will not take place in the future.

Products:
---------

         The Company offers web hosting, professional graphics design and animation, data base management and web site development.

         Additionally, The Company currently owns and operates six Internet sites: AllnetDirect.com, Allmonitors.com, GoingOnce.net, Allnotebooks.com, Allnetvoice.com and AllnetServices.com. AllnetDirect.com is an electronic computer mall on the World Wide Web, listing over 45,000 computer-related products from IBM, Digital, Intel, NEC, 3Com, Cisco Systems, Microsoft, and many more. Allmonitors.com is a Web site dedicated solely to offering monitor-related merchandise, from refurbished 15" Viewsonic and brand new 21" NEC monitors to large projection screens, projector equipment and LCD's (liquid crystal display). GoingOnce.net, the Company's auction site, currently specializes in selling new, refurbished and closeout desktop and notebook computers, monitors, laser and inkjet printers, scanners, digital cameras, VCRs, camcorders, telephones, copiers, software, and computer related accessories. Allnotebooks.com specializes in notebook computers, PDA's (personal digital assistants) and accessories. Allnetvoice.com offers voice and speech-related technology products. The Company also maintains two additional web sites, Allcopiers.com and Deviceline.com. in which the Company developed and maintains the web sites and earns a commission for goods sold through them. AllnetServices.com is the Company's main corporate web site where visitors can get news about the Company, and learn more about the services the Company can provide. Deviceline.com is currently in development and is not operational. GoingOnce.net currently cannot be accessed on the World Wide Web because it is down for redesign.

         The Company promotes its e-commerce sites to the retail and corporate buyer through banner and sponsorship advertisements on the World Wide Web. These advertisements are targeted at individuals who are likely to visit specific sites and make a purchase. A number of these sites can be best described as "what to buy and where to buy it" sites. They include sites such as Shopper.com, Computers.com, AOL.com, CompuServe.com and Techshopper.com. Most sites of this nature are content-driven and provide product reviews, price comparisons, and buyer's tips. Several of the Company's larger competitors advertise on this type of site. The Company also employs several inside sales representatives to help customers and to prospect businesses from leads generated from its web sites. These business customers range in size from small computer resellers to larger distribution type customers.

         The Company markets its web design services primarily to small and medium sized businesses, both locally and nationally through various promotions including mailings, radio advertising and direct sales efforts using inside sales staff.

         The Company procures the majority of its new products for resale from one large computer product distribution company, Tech Data Corporation. Refurbished and close-out products are purchased from a variety of sources including the original manufacturers of these products, and distributors. The Company believes that this distribution channel for the procurement of refurbished products is strong, but future changes or consolidation could effect the sources for product and negatively impact the Company's product offering.

         The Company currently does not manufacture, re-manufacture or refurbish any products it markets.

         The Company distributes its products in several ways. New products are drop shipped directly to our customers from various warehouses operated by Tech Data Corporation. This is the case for products sold on all of the Company's web sites. Refurbished and close-out products sold are distributed directly by our vendors, or from inventory housed in the Company's warehouse in Coral Springs, FL. Products purchased by our larger distribution type customers are drop shipped from the vendors. Web site design and development work is either housed on the Company's servers in Coral Springs, FL or distributed to customers electronically.

         In the first 2 years of the Company's development, sales derived directly from the Internet accounted for approximately 14% of the total sales for 1997 and approximately 35% in 1998. After November 1998, the Company's business model changed to its present form with 100% of revenue derived from Internet related sales and services.

Market:
-------

         Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and the increased awareness of the Internet among consumer and trade customers.

         According to Internet World, computers and computer equipment represent the number one category on the Internet in terms of what consumers are purchasing on line. The market for new and used computers is estimated at well over $100 billion for 1999 worldwide and U.S. personal computer sales at more than $50 billion, according to the Computer Almanac. Experts predict growth rates in this market of 6% annually well into the twenty-first century. Industry analysts agree, citing that changing technologies will continue to drive the demand for newer and faster personal computers.

         According to Dataquest, worldwide monitor sales have sustained double-digit unit and sales growth the past four years. As technology for computers and other accessories continue to drive prices downward, advancement in monitors has been mostly stagnate keeping prices stable, and margins attractive. Dataquest reports that sales of monitors across the globe exceeded $28 billion in 1997 and that sales in North America alone totaled more than $10 billion. Unit and sales growth, both globally and in North America, are projected to increase an average of 10% over the next four years, with prices declining only slightly.

         Internet services as well are seeing more and more business. Growing demand for better performance and more useful content has driven many companies to out-source their Web hosting and design resources..

         The Company currently has an extremely small portion of these markets and there can be no assurances that it will be able to penetrate these markets further in the future.

Competition:
------------

         There are many competitors in the Internet commerce arena. Several notable Internet retailers operate under a similar model as the Company. They include Cyberian Outpost, (NASDAQ: COOL), Egghead (NASDAQ: EGGS), OnSale (NASDAQ: ONSL), Buy.com, eBay (NASDAQ: EBAY) and Insight (NASDAQ: NSIT). Most of these companies not only distribute solely through the Internet but also utilize only one major supply channel for their source of new hardware, software and other computer equipment. Further, some of these competitors have not diversified their offerings beyond computer products.

         Many of the Company's competitors have significant competitive advantages. Internet search engines, and large traditional retailers have significantly greater operating histories, customer bases and brand recognition and/or e-commerce experience. In addition, certain competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and attracting and retaining key employees. As we expand the Company's business through the introduction of new products and services, the Company will face competition from established providers of these products and services.

         The Company also potentially faces competition from a number of on-line services that have expertise in developing on-line commerce and facilitating Internet traffic. These potential competitors include Amazon.com, America Online, Microsoft and Yahoo! who could choose to compete with the Company either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in on-line commerce and direct marketing could also seek to compete in the buyer driven commerce market.

Technology/Year 2000:
---------------------

         The Company has assessed its internal computerized systems to determine its ability to correctly identify the Year 2000 and has found that they will correctly identify the Year 2000. Beyond our internal computer systems, we rely on third party networks for our access to the Internet and several vendors for products sold through our web sites. Any failure of third-party networks, systems or services or computer systems of our vendors could have a material adverse impact on our business. Our business depends on the satisfactory performance and reliability of the external communication and computer networks, systems and services integral to the Internet. These networks, systems and services are maintained or provided by third parties and could affect the ability of customers to access and purchase products at our Web sites. Also, such failures could result in system interruptions or failures, including our inability to process and ship orders, to collect credit card payments and to provide effective customer service, which could cause the loss of business and customers and could subject us to claims for damages. The severity of these possible problems would depend on the nature of the problem and how quickly they could be corrected or an alternate implemented, which is unknown at this time.

         As a result of our reliance on these third parties, the success of our plan to address the Year 2000 issues depends in part on parallel efforts being undertaken by such other third parties. We have identified and initiated communications with those third parties whose networks, systems or services are critical to our business to determine the status of these entities' Year 2000 compliance. We cannot assure that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. In an attempt to mitigate the risk of noncompliance by certain critical service providers, we have begun to diversify our use of certain services among several providers. However, we cannot assure that this diversification will mitigate the risk of noncompliance.

         Costs related to our efforts to address Year 2000 issues have not been material to date. We expect to fund the Year 2000-related costs through funds provided by operations and do not expect these costs to have a material adverse effect on our liquidity or results of operations. Our estimates of the cost of these efforts are partially based on numerous assumptions about future events. Actual costs could differ materially from these estimates.

         During the Company's initial development phase, the network infrastructure and proprietary technology evolvement was designed as the foundation for the future. The custom software that operates the Company's e-tailing sites, has automated many of the procedures, such as order generation, vendor product listing, invoicing and inventory control necessary for a successful Internet company. The Company now also has the capability to host hundreds of web sites on its servers, with expansion capacity for thousands more.

         The Company's electronic commerce and data warehouse systems utilize a combination of Microsoft and UNIX operating system technologies. On the Microsoft side, the latest version of NT Enterprise operating system runs the Company's mission critical backoffice platform applications while simultaneously supporting the UNIX front end on Hewlett Packard and IBM Netfinity servers. All company data is maintained in a widely accepted universal SQL format, by way of SQL server clusters. This allows for easy movement of data across platforms, and increased levels of security. All data is secure using the latest firewall security technology and back up devices for archiving and storage. The marriage of these systems is accomplished by software tools provided in Microsoft's Visual Development Studio 6.0 and native, proprietary applications designed and compiled by Allnet, directly on the UNIX hosts using both the C++ and PERL scripting languages. The use of widely accepted programming languages and database applications makes for efficient and economical modification and maintenance.

         Remote access, dial-up and hosting services are provided for the UNIX, NT, Windows, and Mac clients via Microsoft Site Server Commerce edition and UNIX systems running both Netscape FastTrack and Apache web servers. These programs are widely accepted and tested in the computer industry. Supplemental operations such as electronic mail, messaging, and collaboration services are provided by both simple UNIX SMTP servers, and a primary Microsoft Exchange Server. By using industry standard software programs and tools, the Company can maintain its sites and upgrade to meet technology changes in the future. Although the Company has not experienced any long term critical outages of its web sites to date, there can be no assurance that future software problems will not arise that could effect its ability to keep its sites in operation. Those outages could have an adverse effect on operations.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------------------------------------------------------------------------------
OF OPERATIONS:
--------------

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements, including the Notes thereto, of the Company included elsewhere in this registration statement. Forward-looking statements and comments in this document are made pursuant to the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to increase the level of sales, maintain current sales levels, add new products and services and develop new Web sites are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including risks related to the demand for the Company's products and services, competition, and availability of capital.

Overview:
---------

         The Company specializes in the marketing and distribution of a broad range of products and services at wholesale prices to both retail and business customers and offers Internet-related services to businesses and end-users. The Company intends to leverage its position as an Internet retailer of new, refurbished and close-out merchandise by enhancing its brand recognition, continuing to provide a compelling shopping experience, developing incremental revenue opportunities and building on its technology.

         Management believes that the key factor affecting the Company's long-term financial success is its ability to attract and retain customers in a cost-effective manner. Currently, the Company is seeking to expand its customer base and encourage repeat buying through multiple domestic marketing programs. Such programs include: (i) brand development, (ii) on-line and off-line marketing and promotional campaigns (iii) direct marketing programs designed to generate repeat sales from existing customers, and (iv) growth of the Company's direct sales force concentrating on small to mid sized businesses. The Company believes it can use its sales and marketing expertise along with the Internet as a powerful marketing tool to develop revenues in a consistent manner. The Company currently employs several sales and marketing professionals with proven track records of success in similar industries, but there can be no assurance that they will have success with the Company's on-going or future projects.

         The Company expects to experience fluctuations in its future operating results due to a variety of factors, many of which are outside the control of the Company. Factors that may affect the Company's operating results include the frequency of new product releases, success of strategic alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales in the computer retail industry are significantly affected by the release of new products. Infrequent or delayed new product releases, when they occur, negatively impact the overall growth in computer retail sales. Gross profit margins for hardware, software and peripheral products vary widely, with computer hardware generally having the lowest gross profit margins. While the Company has some ability to affect its gross margins by varying its product mix with higher margin products such as refurbished copier products and pagers, the Company's sales mix will vary from period to period and the Company's gross margins will fluctuate accordingly.

Results of Operations: Calendar year 1997 and 1998:
---------------------------------------------------

         Net sales are comprised of product sales, net of returns and allowances. Net sales increased from $302,888 in 1997 to $380,306 in 1998. This increase was due to 1997 being a partial year of operations offset by a decrease in the sales of copier parts in 1998 due to the Company's decision to cease the sale of those products and concentrate on its Internet related business. Included in total sales were Internet related sales of approximately $41,000 and $132,000 in 1997 and 1998, respectively. Sales of copier parts decreased from $261,888 in 1997 to $248,306 in 1998.

         Cost of sales increased from $224,791 in 1997 to $270,208 in 1998. As a percentage of net sales, the Company's gross margin was 25.7% in 1997 and 28.9% in 1998. The increase in gross margin was due to several factors as follows: (i) more favorable pricing from the Company's vendors; with an increase in purchasing volume, vendors typically decrease cost of goods (ii) new web site design work, which has a higher profit margin than computer hardware and software; this web site work is attributed to the beginning of marketing efforts in this area (iii) a slight change in product mix increasing the Company's refurbished product sales, which have a higher profit margin than new products.

         Selling, general and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expenses, as well as professional fees and advertising costs. Selling, general and administrative expenses were $558,909 for the year ended

December 31, 1997 as compared to $ 1,085,146 for the year ended December 31, 1998. This increase was due to calendar 1997 being a partial year of operations and increased personnel, consulting and other operating expenses incurred in 1998 in connection to the change in the Company's business model from a seller of high end copier parts to an Internet retailer.

         Net cash used in operating activities was $525,512 for the year ended December 31,1998. Net cash used in operating activities was primarily attributable to net losses and partially offset by increases in trade payables and amounts due to related parties.

         Net cash used in investing activities was $12,713 for the year ended December 31,1998.

         Net cash used in investing activities was primarily related to purchases of property and equipment.

         Net cash provided by financing activities was $144,700 for the year ended December 31,1998. Net cash provided by financing activities resulted from the issuance of common stock in a Private Placement Offering.

         Results of Operations: Nine-months ended September 30, 1998 and 1999
         --------------------------------------------------------------------

         Net sales are comprised of product sales, net of returns and allowances. Net sales increased from $293,719 for the nine-months ended September 30, 1998 to $2,319,754 for the same period in 1999. This change in net sales was due to increased marketing efforts to our large customers for displays and peripheral products as well as increased marketing efforts for our web sites resulting in a larger customer base and repeat purchases from existing customers.

         Cost of sales increased from $217,225 for the nine-months ended September 30, 1998 to $2,119,991 for the same period in 1999. As a percentage of net sales, the Company's gross margin was 26% for the nine-months ended September 30, 1998 and 8.6% for the same period in 1999. This decrease in gross margin is due to the increase in sales of lower margin new display products and peripherals, which eroded the overall gross margin.

         Selling, general and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expense, as well as professional fees and advertising costs. Selling general and administrative expenses were $817,273 for the nine-months ended September 30, 1998 and $1,915,379 for the same period in 1999. This increase was due primarily to the issuance of restricted common stock to consultants for services rendered to the company in lieu of cash compensation. These consultants provided sales and marketing support, and general business development support as needed as by the Company. This increase was also due to the professional fees and costs associated with compliance to become a fully reporting company.

         Net cash used in operating activities was $584,745 for the nine-months ended September 30, 1998 and $ 713,384 for the same period in 1999. Net cash used in operating activities was primarily attributable to net losses and partially offset by increases in trade payables and amounts due to related parties.

         Net cash used in investing activities was $21,397 for the nine-months ended September 30, 1999. This was primarily related to purchases of property and equipment.

         Net cash provided by financing activities was $750,000 for the nine-months ended September 30, 1999. Net cash provided by financing activities resulted from the issuance of common stock in a Private Placement Offering.

         Management believes that based upon the current operating plan, existing cash and cash equivalents, and cash generated from operations will be sufficient to fund operating activities, capital expenditures and other obligations through December 31, 1999. However, if the Company is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be diluted.

         As of September 30, 1999, the Company had a $107,000 working capital deficiency. The Company is currently evaluating various equity and debt sales to raise capital to carry out its operating plan for fiscal 2000. There can be no assurance that such funds will be available to the Company on terms acceptable to it, or at all. If these funds are not available to the Company, operating and business results likely will be materially adversely affected. The Company's capital requirements will depend on numerous factors, including the rates at which the Company expands its personnel and infrastructure to accommodate growth and invests in new technologies. In addition, as part of its strategy, the Company evaluates potential alliances with businesses that extend or complement the Company's business. Future alliances may be funded with alliance financing, institutional financing, or additional equity offerings. There can be no assurance that future alliances, if identified, will be consummated by the Company.

ITEM 3 - DESCRIPTION OF PROPERTY:
---------------------------------

         The Company's office is currently located at 3650 Coral Ridge Drive, Suite 101, Coral Springs, FL 33065. Pursuant to a written lease, the Company leases approximately 3,870 square feet at an annual rent of $ 36,000. The lease is for a term of 3 years.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
------------------------------------------------------------------------

         As of December 31,1999, the Company had 10,004,700 shares of its Common Stock issued and outstanding. The following table sets forth, as of December 31, 1999, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                           Name and                           Amount
                           Address of                         of
Title of                   beneficial                         beneficial                Percent of
Class                      owner                              owner                     class

Common                     Robert Aubel, Director             600,000                   6.0%
                           408 NW 120 Drive
                           Coral Springs, FL 33071

                           Jerry Aubel, Director              500,000                   5.0%
                           489 Isaac Frye Highway
                           Wilton, NH 03086

All officers and
Directors as a
Group (2 persons)                                             1,100,000                11.0%


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS:
----------------------------------------------------------------------

         Directors and Executive Officers: The following are the current Directors and Executive Officers of the Company. None of the Directors hold similar positions in any reporting company. The directors named below will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

         Anthony Byrne, age 39, is the Chairman of the Board. Mr. Byrne has held this position since May of 1999. Mr. Byrne was President and CEO of Seagil Software prior from 1991 through 1998.

         Robert J. Aubel, age 39, is a Director, Secretary and Treasurer and CEO and President of the Company. Mr. Aubel has held these positions since May of 1997. Prior to that, Mr. Aubel was director of operations for Computer Access International from May 1994 to May 1997, and before that he served as a regional sales manager for Netcomm Services from March 1991 to May 1994.

         Jerry Aubel, age 39, is a Director and Vice President of the Company. Mr. Aubel has held these positions since May 1997. Prior to that, Mr. Aubel was regional sales director for RSI Communications from January 1995 to May 1997, and before that he was regional sales manager for Augat Communications from July 1991 to January 1995.

         Jerry Aubel and Robert Aubel are brothers.

ITEM 6 - EXECUTIVE COMPENSATION:
--------------------------------

         The Company paid the following salaries to its executives:

                                             1998                     1997
                                             ----                     ----

Robert Aubel, Pres. & CEO                  $   104,000             $    43,000

Jerry Aubel, VP                            $    78,000             $    32,000

Todd Talbot, IT Director                   $    70,000             $     7,500

         None of the executives received any stock options or stock dividends. The three above executives received reimbursement for health insurance as part of their compensation. The directors were not compensated for any Board of Directors meetings.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:
--------------------------------------------------------

         During 1997, the Company advanced $259,000 to Computer Access International, a company which supplies computer related products to Allnetservices.com Corp. This advance was made to secure a steady stream of refurbished products for resale on the Goingonce.net web site. At the time of the advance, Computer Access had an extremely competitive product line and the Company expected to take advantage of this source of product by reserving future inventory. Subsequent to receiving several deliveries of product from Computer Access it became apparent that due to financial and other supply problems, Computer Access could not fulfill its obligation to supply product to the Company. The Company recorded an allowance for uncollectibility amounting to $189,000 related to these advances as of December 31, 1997. During 1998, the Company received inventory from Computer Access International which reduced the advance amount to $189,000 at December 31, 1998 which amount is fully reserved at December 31, 1998.

         At December 31, 1998, the Company owes approximately $50,000 to Going South Investment Company ("GSI") and $59,000 to Avara Trading Company, Inc. ("Avara") which are both controlled by David Aubel, brother of the Company's president and vice president. GSI advanced the Company approximately $100,000 dollars during 1998 and $50,000 of these advances were repaid through the issuance of 125,000 common shares of the Company's stock. The advances made to the Company were used for inventory purchases, computer hardware and system software upgrades and for working capital.

         During 1998, the company received advances of approximately $60,000 for working capital purposes from Directors Investment Group, LTD which is also controlled by David Aubel, brother of the Company's president and vice president. All of these advances were repaid through the issuance of 150,000 shares of the Company's stock.

         During 1997, the Company received advances from Avara which resulted in the Company owing Avara approximately $214,000 as of December 31, 1997. The advances made to the Company were used for leasehold improvements, computer equipment purchases, inventory for resale and for working capital. During 1998, the Company received additional advances of approximately $35,000 from Avara. In January 1998, the Company advanced $100,000 to its president. This advance to the president was subsequently assigned to Avara and reduced the amount owed by the Company to Avara. Additionally, in December 1998, $90,000 of these Avara advances were repaid through the issuance of 225,000 common shares of the Company's stock.

ITEM 8- DESCRIPTION OF SECURITIES:
----------------------------------

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by stockholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of stockholders. The Company's Officers and Directors as a group (two persons) own directly approximately 11.0% of the Issuer's capital stock.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to stockholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares.

PART II
-------

ITEM 1 - MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS:
----------------------------------------------------------------


         The Company's Common Stock trades in the over-the-counter market under symbol ANCS on the OTC Electronic Bulletin Board. There was no trading in the Company's Common Stock prior to March, 1997. The following table shows the quarterly high and low bid prices for the calendar year 1998 and the first half of 1999 as reported by the National Quotations Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

              YEAR             PERIOD                  HIGH           LOW
              ----             ------                  ----           ---

              1998         First Quarter               1.00           .37
                           Second Quarter              2.00           .43
                           Third Quarter                .81           .25
                           Fourth Quarter             17.50           .43

              YEAR             PERIOD                  HIGH           LOW
              ----             ------                  ----           ---

              1999         First Quarter               4.00          1.75
                           Second Quarter              3.87          1.25

         The fourth quarter 1998 high bid price was recorded on November 27,
1998

         As of December 31, 1999, there were approximately 197 holders of record of the Company's Common Stock.

         Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

         The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         The Company registrar and transfer agent is Interwest Transfer Co., Inc., which is located at 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117 phone 801.272.9294.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------

         The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS:
-------------------------------------------------------


         None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES:
-------------------------------------------------

         In a series of transactions over the last three years, the Company sold 3,285,700 shares of its $.001 par value Common Stock at prices ranging from $
 .125 to $ 2.00 per Common Share for an aggregate of approximately $1,998,200 to 92 investors. These investors purchased such securities pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933 (and Regulation D, Rule 504 as promulgated thereunder) (the "Private Offering"). All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that either alone or with a purchaser's representative, they are capable of evaluating the merits and risks of the investment. No purchasers used a purchaser representative. None of the Company's Officers, Directors or affiliates participated in the aforesaid sale of securities.

         Shares Sold: April 1997-January 1998
         ------------------------------------
         7,000             10,000
         8,000             100,000
         4,000             10,000
         30,000            2,000
         4,000             10,000
         60,000            40,000

         350,000           5,000
         15,000            10,000
         1,000             10,000
         8,000             10,000
         3,000             20,000
         3,000             87,000
         20,000            5,000
         20,000            8,400
         15,000            50,000
         24,000            10,000
         62,500            10,000
         10,000            3,000
         40,000            4,000
         46,000            25,000
         10,000            200,000
         8,400             6,000
         30,000            25,000
         10,000            100,500
         10,000            17,260
         40,000            73,125
         8,300             2,000
         1,000             2,000
         1,000             28,000
         1,000             1,000
         3,000             191,205
         10,000            25,000
         3,000             6,000
         10,000            10,000
         99,000

Total Shares:              2,091,700
Total Dollars Collected:   $1,000,000

Shares Sold November 1998-February 1999
---------------------------------------
         25,000            25,000
         20,000            5,000
         7,000             2,000
         10,000            20,000
         30,000            250,000

         250,000           5,000
         20,000            350,000
         7,500             2,500
         110,000           5,000
         15,000            2,500
         10,000            10,000
         12,500

Total Shares:              1,194,000
Total Dollars Collected:   $998,200

No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed. The Company used the proceeds from the offerings for general working capital.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS:
---------------------------------------------------

         The Company's Amended Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a Director, officer, employee or agent of the Company or is or was serving at the request of the Company.

                          INDEX TO FINANCIAL STATEMENTS

December 31, 1998 and 1997 - Audited

                                                                                                              Page
                                                                                                              -----
Independent Auditors' Report....................................................................................21
Balance Sheets...............................................................................................22-23
Statements of Operations .......................................................................................24
Statements of Shareholders' (Deficit) Equity....................................................................25
Statements of Cash Flows.....................................................................................26-27
Notes to Financial Statements................................................................................28-34

September 30, 1999 and 1998 - unaudited

Balance Sheets - Unaudited...................................................................................35-36
Statements of Operations - Unaudited............................................................................37
Statements of Cash Flows - Unaudited.........................................................................38-39
Notes to Financial Statements................................................................................40-41


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
of Allnetservices.com Corp.

         We have audited the accompanying balance sheets of Allnetservices.com Corp. as of December 31, 1998 and 1997 and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allnetservices.com Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                            BERKOWITZ DICK POLLACK & BRANT, LLP

April 27, 1999
Miami, Florida

                            ALLNETSERVICES.COM CORP.

                                 BALANCE SHEETS

                                                                                                           December 31,
                                                                                                     -----------------------
                                                                                                    1998                    1997
                                                                                                    ----                    ----
ASSETS

CURRENT ASSETS
   Cash                                                                                          $    14,385            $   407,910
   Restricted cash                                                                                    50,000                   --
   Trade receivables (net of allowance for
   Doubtful accounts of $20,000 at
   December 31, 1998)

                                                                                                      34,661                 64,121
   Other receivables                                                                                  10,000                   --
   Inventories                                                                                        10,687                 45,276
   Advances to related suppliers(net of $189,000
     allowance for uncollectibility at
     December 31, 1998 and 1997, respectively)                                                          --                   70,000
   Advances to suppliers (net of $30,600
     allowance for uncollectibility at
     December 31, 1998)                                                                               10,197                   --
                                                                                                 -----------            -----------

       TOTAL CURRENT ASSETS                                                                          129,930                587,307

PROPERTY AND EQUIPMENT, net                                                                           39,057                 34,510

OTHER ASSETS                                                                                           7,268                  7,268
                                                                                                 -----------            -----------

TOTAL ASSETS                                                                                     $   176,255            $   629,085
                                                                                                 ===========            ===========

LIABILITIES AND SHAREHOLDERS' (DEFICIT)
         EQUITY

CURRENT LIABILITIES
         Accounts payable                                                                        $   275,074            $   124,004
         Due to related party, net                                                                   116,932                214,380
         Accrued expenses                                                                             60,702                 55,206
                                                                                                 -----------            -----------

                  TOTAL CURRENT LIABILITIES                                                          452,708                393,590

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (Deficit) EQUITY
         Common stock-$.0001 par value; authorized
                  50,000,000 shares, issued and outstanding,
                  7,815,700 shares in 1998 and 6,591,700 shares
                  in 1997                                                                                782                    659
         Additional paid-in capital                                                                1,182,625                719,648
         Accumulated deficit                                                                      (1,459,860)              (484,812)
                                                                                                 -----------            -----------

                  TOTAL SHAREHOLDERS'
                      (DEFICIT) EQUITY                                                              (276,453)               235,495
                                                                                                 -----------            -----------
                  TOTAL LIABILITIES AND
                     SHAREHOLDERS' (DEFICIT)

                     EQUITY                                                                      $   176,255            $   629,085
                                                                                                 ===========            ===========


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                            STATEMENTS OF OPERATIONS

                                                                                                      Years Ended December 31,
                                                                                                    -----------------------------
                                                                                                 1998                       1997
                                                                                                 ----                       ----
Net sales                                                                                    $   380,306                $   302,888

Cost of sales                                                                                    270,208                    224,791
                                                                                             -----------                -----------

       GROSS PROFIT                                                                              110,098                     78,097

Selling, general and administrative expenses                                                   1,085,146                    558,909
                                                                                             -----------                -----------

        LOSS FROM OPERATIONS BEFORE
         INCOME TAX BENEFIT                                                                     (975,048)                  (480,812)

Income tax benefit                                                                                  --                         --
                                                                                             -----------                -----------

       NET LOSS                                                                              $  (975,048)               $  (480,812)
                                                                                             ===========                ===========

       LOSS PER SHARE:

Loss per share                                                                               $      (.15)               $      (.27)
                                                                                             ===========                ===========
Weighted average number of common shares
   outstanding                                                                                 6,723,567                  1,757,642
                                                                                             ===========                ===========


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                  STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

                                                Common
                                                Shares           Common           Additional         Accumulated
                                              Outstanding         Stock         Paid-in Capital        Deficit             Total
                                              -----------         -----         ---------------        -------             -----
Balance at December 31, 1996                      500,000       $        50       $     3,950        $    (4,000)       $      --

Issuance of Shares - Note A                     4,000,000               400              (400)              --                 --

Issuance of Shares - Note F                     2,091,700               209           716,098               --              716,307

Net Loss                                             --                --                --             (480,812)          (480,812)
                                              -----------       -----------       -----------        -----------        -----------

Balance at December 31, 1997                    6,591,700               659           719,648           (484,812)           235,495

Issuance of Shares - Note F                       580,000                58           168,342               --              168,400

Issuance of Shares - Note F                       144,000                15            94,635               --               94,700

Issuance of Shares - Note F                       500,000                50           200,000               --              200,000

Net Loss                                             --                --                --             (975,048)          (975,048)
                                              -----------       -----------       -----------        -----------        -----------

Balance at December 31, 1998                    7,815,700       $       782       $ 1,182,625        $(1,459,860)       $  (276,453)
                                              ===========       ===========       ===========        ===========        ===========

See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                            STATEMENTS OF CASH FLOWS

                                                         Years Ended December 31,
                                                         ------------------------
                                                         1998                1997
                                                         ----                ----
Cash flows from operating activities:
   Net loss                                             $  (975,048)   $  (480,812)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Depreciation                                           8,166          1,724
       Changes in assets and liabilities:
         Decrease (increase) in trade receivables            29,460        (64,120)
         Increase in other receivables                      (10,000)            --
         Decrease (increase) in inventories                  34,588        (45,276)
         Decrease (increase) in advances to suppliers        59,803        (70,000)
         Increase in other assets                                --         (7,268)
         Increase in accounts payable                       151,070        124,004
         Increase in due to related party, net              102,552        214,380
         Increase in accrued expenses                        73,897         55,206
                                                        -----------    -----------
           Total adjustments                                449,536        208,650
                                                        -----------    -----------

              NET CASH USED IN OPERATING
                ACTIVITIES                                 (525,512)      (272,162)
                                                        -----------    -----------

Cash flows from investing activities:
         Expenditures for equipment                         (12,713)       (36,235)
                                                        -----------    -----------

           NET CASH USED IN INVESTING
                ACTIVITIES                                  (12,713)       (36,235)
                                                        -----------    -----------

Cash flows from financing activities:
    Increase in restricted cash                             (50,000)            --
    Issuance of common stock                                198,200      1,000,000
         Costs of raising capital                            (3,500)      (283,693)
                                                        -----------    -----------

              NET CASH PROVIDED BY FINANCING
                ACTIVITIES                                  144,700        716,307
                                                        -----------    -----------



See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                                                        Years Ended December 31,
                                                        ------------------------
                                                         1998              1997
                                                         ----              ----

              NET (DECREASE) INCREASE IN CASH            (393,525)       407,910


CASH AT BEGINNING OF YEAR                                 407,910             --
                                                        ---------      ---------

CASH AT END OF YEAR                                     $  14,385      $ 407,910
                                                        =========      =========

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION:
      Cash paid during the year for:
        Interest                                        $     908      $      --
                                                        =========      =========
        Income taxes                                    $      --      $      --
                                                        =========      =========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 1998, the Company issued 500,000 common shares to corporations controlled by a relative of the Company's president in payment of advances previously made by the corporations to the Company amounting to $200,000.

During 1998, the Company issued 330,000 common shares, valued at $68,400, to unrelated third parties for services provided to the Company.

In June 1997, the Company issued 7,000,000 common shares to Tasar Electronics Ltd. and 1,000,000 common shares to Tasar Holding, Ltd., resulting in a change in control of the Company.

See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Create-a-Basket, Inc. ("CAB") was incorporated in October 1992. CAB had insignificant operations through December 31, 1996. Effective March 1997, CAB changed its name to Tasar Electronics Corp. ("Tasar"). In June 1997, Tasar issued 7,000,000 common shares to Tasar Electronics, Ltd. and 1,000,000 common shares to Tasar Holdings, Ltd. resulting in a change in control of Tasar. In June 1997, the Board of Directors of Tasar approved a reverse stock split of the original shares of Tasar in which one share of newly issued common stock of Tasar was exchanged for two existing outstanding shares. All share amounts presented have been retroactively adjusted for the effects of the reverse stock split. Effective March 1998, Tasar changed its name to Allnetservices.com Corp. (the "Company").

Business: The Company is engaged in the marketing and distribution of electronic consumer products in the United States and foreign markets through conventional direct and indirect distribution channels and the Internet. In connection with its Internet sales, the Company owns and operates an various Internet web sites through which it sells its products to consumers and conducts several Internet related businesses including web hosting services, Internet site design, graphics design and data base management. Internet related sales amounted to approximately 35% and 14% of total sales, in 1998 and 1997, respectively.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers time deposits, money market accounts and other highly liquid investments, with original maturities of three or less to be cash equivalents.

Inventories: Inventories, consisting primarily of new and used computer equipment and copier parts, are valued at the lower of cost (first-in, first-out method) or market.

Property and equipment: Property and equipment is recorded at cost. Expenditures for major betterments and additions are capitalized. Repairs and maintenance which do not extend the useful life of the applicable assets are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $8,166 and $1,724 for the years ended December 31, 1998 and 1997, respectively.

                            ALLNETSERVICES.COM CORP.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Revenue Recognition: The Company recognizes revenue upon the shipment of goods or the completion of services.

Advertising Costs: The Company expenses all advertising costs as they are incurred. Total advertising costs for the years ended December 31, 1998 and 1997 were approximately $3,300 and $1,300, respectively.

Income Taxes: Deferred income taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, expected future events are considered except for potential income tax law or rate changes.

Comprehensive Income: The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods presented.

Net Loss Per Share: Net loss per common share is based on the weighted average number of common shares and common share equivalents outstanding during the year. There were no common share equivalents outstanding at December 31, 1998 and 1997.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications of 1997 amounts have been made to conform with the current year presentation.

NOTE B--RELATED PARTY TRANSACTIONS

During 1997, the Company advanced $259,000 to a company which supplies computer related products to Allnetservices.com Corp. The Company recorded an allowance for uncollectibility amounting to $189,000 related to these advances as of December 31, 1997.

                            ALLNETSERVICES.COM CORP.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

During 1998, the Company received inventory from this supplier which reduced the advance amount to $189,000 at December 31, 1998 which amount is fully reserved at December 31, 1998. Certain members of the Company's management are common shareholders of this supplier.

At December 31, 1998, the Company owes approximately $109,000 to two corporations controlled by a relative of the Company's president.

At December 31, 1997, the Company owed approximately $214,000 to a corporation controlled by a relative of the Company's president. In January 1998, the Company advanced $100,000 to its president. This advance was subsequently assigned to the affiliated corporation.

During 1998, additional advances were made to the Company by corporations controlled by a relative of the Company's president and in December 1998, these advances of approximately $200,000 were repaid through the issuance of 500,000 common shares of the Company.

During 1997, approximately $62,000 of commissions on the sale of the Company's common stock was paid to a relative of the Company's president.

NOTE C--PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                       December 31,
                                                       ------------
                                                     1998       1997
                                                     ----       ----

Office equipment                                    $42,828   $30,115
Furniture and fixtures                                6,119     6,119
                                                    -------   -------
                                                     48,947    36,234
                  Less:  accumulated depreciation     9,890     1,724
                                                    -------   -------
                                                    $39,057   $34,510
                                                    =======   =======

NOTE D--FACTORING AGREEMENT

In November 1998, the Company entered into a factoring agreement in which the Company agrees to sell certain accounts receivable to a corporation acting as a factor ("Factor") at 98% of face value. In the event certain accounts are not acceptable to the Factor due to, among other things, credit worthiness or the nature of the product sold, the Factor may agree to accept the account at a lower percentage of face value. All accounts must be approved by the Factor, are sold with recourse, and the total amount of accounts purchased and outstanding cannot exceed $350,000. No accounts receivable have been sold pursuant to this agreement as of December 31, 1998. The agreement expires in November 1999. The president of the Factor was issued 250,000 restricted common shares of the Company for $100,000 in December 1998.

                            ALLNETSERVICES.COM CORP.

NOTE E--LINE OF CREDIT

In November 1998, the Company also entered into a revolving line of credit agreement with the Factor which allows for borrowings up to $100,000. The revolving credit agreement expires on December 1, 1999 and bears interest at the prime rate (7.75% at December 31, 1998) plus 1% per annum. Interest is paid monthly. A minimum payment amounting to 1% of the ending principal balance of the preceding month is due monthly. Any borrowings against the line of credit are collateralized by a $50,000 certificate of deposit which is reflected as restricted cash on the Balance Sheet. There were no borrowings against the line of credit as of December 31, 1998.

NOTE F--STOCKHOLDERS' EQUITY

In fiscal 1997, the Company sold 2,091,700 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering Memorandum. The shares of common stock were sold at prices ranging from $.125 to $1.00 per share. Gross proceeds of the Offering amounted to $1,000,000 which was collected by the Company in 1997. The related common shares of the Company were issued in 1998 and accounted for as issued and outstanding as of December 31, 1997. Commissions and other expenses of the offering, including 99,000 shares of Company common stock (fair value of $49,500) issued to certain persons, amounted to approximately $333,500 which amount was charged to additional paid-in-capital. Previously issued financials statements disclosed 1,702,140 shares of common stock outstanding pursuant to the above offering at December 31, 1997. The total amount of shares of common stock outstanding at December 31, 1997 pursuant to the above offering was adjusted to 2,091,700 shares based on updated information received from the Company's transfer agent.

During fiscal 1998, the Company issued 580,000 shares of restricted common stock. These shares of restricted common stock were issued for cash amounting to $100,000 and for services rendered to the Company valued at $68,400.

In fiscal 1998, the Company issued 644,000 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering Memorandum. The Company sold 144,000 shares of common stock at prices ranging from $.50 to $1.00 per share, and the Company issued 500,000 shares of common stock in exchange for the repayment of $200,000 of advances from corporations controlled by a relative of the Company's president. Gross cash proceeds to the Company related to this offering amounted to $98,200.

                            ALLNETSERVICES.COM CORP.

The Company had a deferred tax asset of approximately $195,000 and $56,000 resulting primarily from net operating losses at December 31, 1998 and 1997, respectively. A valuation allowance of $195,000 and $56,000 was recorded to reduce this deferred tax asset to zero at December 31, 1998 and 1997, respectively. This valuation allowance was based on the Company's lack of earnings history. For federal income tax purposes, the Company has a net operating loss carryforward of approximately $1,029,000 expiring through the year 2018.

NOTE H--COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable operating lease which commenced in May 1997. The lease requires payments of approximately $3,200 per month and expires during June 2000, at which time the Company has the option to renew the lease for an additional two years. Rent expense for the years ended December 31, 1998 and 1997 was approximately $38,100 and $14,500, respectively.

The following is a schedule of the future minimum rental payments under this non-cancelable operating lease as of December 31, 1998:

                  Year Ending
                  December 31,
                  ------------

                      1999                                    $        39,000
                      2000                                             20,000
                                                              ---------------
                                                              $        59,000
                                                              ===============

NOTE I--CONCENTRATIONS OF CREDIT RISK

Cash concentration: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts.

Major customers: The Company had one customer that accounted for approximately 64% and 87% of net sales in 1998 and 1997, respectively. Additionally, this customer accounted for substantially all of the Company's accounts receivable in 1997.

                            ALLNETSERVICES.COM CORP.

NOTE J--MAJOR SUPPLIERS

The Company purchased approximately 61% and 66% of its total purchases from one supplier during the years ended December 31, 1998 and 1997, respectively.

NOTE K--SUBSEQUENT EVENTS

Subsequent to December 31, 1998, the Company sold 550,000 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering. The shares of common stock were sold at prices ranging from $0.857 to $2.00 per share. Gross cash proceeds to the Company related to this offering amounted to $700,000.

In January 1999, the Company entered into an agreement whereby the Company is the exclusive licensee in the United States of a single user software program that employs voice recognition technologies. The agreement requires the Company to issue 400,000 shares of restricted common stock and pay minimum royalties as follows:

            Years Ended January 31,
            -----------------------
                     2000                     $100,000
                     2001                      200,000
                     2002                      250,000
                     2003                      300,000
                     2004                      350,000


After several months, it became apparent that the software manufacturer did not have the resources to effectively comply with its obligations in the contract. Both parties agreed to terminate the contract on June 17, 1999. All funds in the segregated escrow account were disbursed to the Company after the termination of the agreement. The Company was released from all previous obligations set forth in the original contract with the software manufacturer.

NOTE L--LIQUIDITY

The Company incurred net losses of approximately $975,000 and $481,000 for the years ended December 31, 1998 and 1997, respectively. The Company's working capital deficiency at December 31, 1998 amounted to approximately $323,000. The Company has raised approximately $700,000 in a Regulation D Rule 504 Offering subsequent to December 31, 1998. Management of the Company believes that the inflow of new capital, coupled with the current available funds is sufficient capital resources to allow the Company to continue in existence as a going concern. In the event that the Company does not achieve profitable operations in the near future, management will be forced to raise additional funds through the sale of equity securities or the issuance of additional debt. Management is currently evaluating several proposals to obtain additional financing through the sale of convertible debt and equity securities.

                            ALLNETSERVICES.COM CORP.

                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                        September 30,
                                                        -------------
                                                   1999              1998
                                                   ----              ----

ASSETS

CURRENT ASSETS
   Cash                                             $ 29,604   $ 38,568
   Restricted cash                                        --         --
   Trade receivables (net of $55,000 and $20,000     597,334     57,183
     allowance for doubtful accounts at
     September 30, 1999 and 1998, respectively)
   Other receivables                                  10,000     10,000
   Inventories                                        32,145     19,826
   Advances to related suppliers (net of $189,000
     at September 30, 1999 and 1998)                      --     70,000
   Advances to suppliers (net of $30,600
     and $0 reserve at September 30, 1999
     and 1998, respectively)                          10,197     39,580
                                                    --------   --------

       TOTAL CURRENT ASSETS                          679,280    235,157

PROPERTY AND EQUIPMENT, net                           51,245     36,094

OTHER ASSETS                                          32,268      7,268
                                                    --------   --------




       TOTAL ASSETS                                 $762,793   $278,519
                                                    ========   ========

                                                                          September 30,
                                                                          -------------
                                                                     1999              1998
                                                                     ----              ----
LIABILITIES AND SHAREHOLDERS' (DEFICIT)

CURRENT LIABILITIES
         Accounts payable                                         $   674,961    $   317,723
         Due to related party, net                                     64,482        242,980
         Accrued expenses                                              47,202             --
                                                                  -----------    -----------

                           TOTAL CURRENT LIABILITIES                  786,645        560,703

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (Deficit)
         Common stock-$.0001 par value; authorized
                  50,000,000 shares; issued and outstanding:
                  9,895,700 shares in 1999 and 7,065,700 shares
                  in 1998                                                 990            707
         Additional paid-in capital                                 3,137,133        942,700
         Accumulated deficit                                       (3,161,975)    (1,225,591)
                                                                  -----------    -----------

                           TOTAL SHAREHOLDERS'
                              (DEFICIT)                               (23,852)      (282,184)
                                                                  -----------    -----------

                           TOTAL LIABILITIES AND
                                    SHAREHOLDERS' (DEFICIT)       $   762,793    $   278,519
                                                                  ===========    ===========


                            ALLNETSERVICES.COM CORP.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                    Nine-Months Ended            Three-Months Ended
                                      September 30,                 September 30,
                               ---------------------------   ---------------------------
                                  1999               1998         1999           1998
                               -----------      ----------   -----------     -----------
Net sales                      $ 2,319,754    $   293,719    $   809,737    $    76,857

Cost of sales                    2,119,991        217,225        781,867         54,607
                               -----------    -----------    -----------   ------------

       GROSS PROFIT                199,763         76,494         27,870         22,250

Selling, general and
  administrative expenses        1,915,379        817,273        422,600        175,479
                               -----------    -----------    -----------   ------------


       NET LOSS                $(1,715,616)   $  (740,779)   $  (394,730)   $  (153,229)
                               ===========    ===========    ===========   ============

       LOSS PER SHARE:

Loss per share                 $     (0.19)   $     (0.11)   $     (0.04)   $     (0.02)
                               ===========    ===========    ===========   ============

Weighted average number of
   common shares outstanding     9,263,478      6,526,189      9,895,700      6,899,033
                               ===========    ===========    ===========   ============


                            ALLNETSERVICES.COM CORP.

                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                        Nine-Months Ended
                                                   --------------------------
                                                           September 30,
                                                   --------------------------
                                                       1999           1998
                                                   ------------   ------------
Cash flows from operating activities:
   Net loss                                        $(1,715,616)   $  (740,779)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Depreciation                                      9,209          6,114
       Issuance of stock for services                1,254,715             --
Changes in assets and liabilities:
         Increase in trade receivables                (562,673)        (3,062)
         (Increase) decrease in inventories            (21,458)        25,449
         Increase in other advances to suppliers            --        (39,580)
         Increase in other assets                      (25,000)            --
         Increase in accounts payable                  177,408        193,719
         Decrease in due to related party, net         (52,450)            --
         Increase in other liabilities                 222,481         28,600
         Decrease in accrued expenses                       --        (55,206)
                                                   -----------    -----------
           Total adjustments                         1,002,232        156,034
                                                   -----------    -----------

              NET CASH USED IN OPERATING
                ACTIVITIES                            (713,384)      (584,745)
                                                   -----------    -----------
Cash flows from investing activities:
         Expenditures for equipment                    (21,397)        (7,698)
                                                   -----------    -----------

              NET CASH USED IN INVESTING
                ACTIVITIES                             (21,397)        (7,698)
                                                   -----------    -----------

Cash flows from financing activities:
       Decrease (increase) in restricted cash           50,000             --
       Issuance of common stock                        700,000        226,601
   Costs of raising capital                                 --         (3,500)
                                                   -----------    -----------

                            ALLNETSERVICES.COM CORP.

                       STATEMENTS OF CASH FLOWS--Continued

                                   (UNAUDITED)
                                                                                        Nine-Months Ended
                                                                                   --------------------------
                                                                                           September 30,
                                                                                   --------------------------
                                                                                     1999                1998
                                                                                ---------------   ----------------
           NET CASH PROVIDED BY FINANCING
                ACTIVITIES                                                               750,000            223,101
                                                                                 ---------------   ----------------

         NET INCREASE (DECREASE) IN CASH                                                  15,219           (369,342)

CASH AT BEGINNING OF PERIOD                                                               14,385            407,910
                                                                                 ---------------   ----------------

CASH AT END OF PERIOD                                                            $        29,604   $         38,568
                                                                                 ===============   ================

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION:
      Cash paid during the year for:
        Interest                                                                 $         4,539   $              -
                                                                                 ===============   ================
        Income taxes                                                             $             -   $              -
                                                                                 ===============   ================


                            ALLNETSERVICES.COM CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE A-BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Regulation SB and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of results for the interim periods.

The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

These statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-SB for the year ended December 31, 1998 of Allnetservices.com Corp. (the "Company").

NOTE B-SHAREHOLDERS' DEFICIT

During the nine months ended September 30, 1999, the Company sold 550,000 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering. The shares of common stock were sold at prices ranging from $0.857 to $2.00 per share. Gross cash proceeds to the Company related to this offering amounted to approximately $700,000.

Additionally, during the nine months ended September 30, 1999, the Company issued 1,530,000 shares of restricted common stock for certain services rendered to the Company. These common shares were recorded at a fair value of approximately $1,255,000.

NOTE C-SUBSEQUENT EVENTS

Subsequent to September 30, 1999, the Company issued 149,000 shares of restricted common stock in exchange for professional services. These common shares were recorded at a fair value of approximately $26,000.

                           ALLNETSERVICES.COM CORP.

PART III
--------

ITEMS 1 AND 2: INDEX TO AND DESCRIPTION OF EXHIBITS:
----------------------------------------------------

A) Financial Statements filed as part of the Registration Statement.

   (a) Audited year end financial statements as of December 31, 1998 and 1997, page 19.

SIGNATURES
----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ALLNETSERVICES.COM CORP.


By: /s/ Robert Aubel                              Date:
   ---------------------------                         ----------------
   Robert Aubel, President